# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: QVC GROUP, INC., CIK 0001355096
CUSIP: 74915M605
Title of class of securities: SERIES A COMMON STOCK
Address of issuer's principal executive offices: 1200 Wilson Drive, West Chester, Pennsylvania (PA), 19380
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001999371-26-003031
Filed by CIK 0001483738

## Reporting persons
- Contrarius Investment Management Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Jersey (Y9); member of a group; sole voting power 0; shared voting power 702,768; sole dispositive power 0; shared dispositive power 702,768; aggregate amount beneficially owned 702,768 (8.9% of the class)
  Comment: Equivalent to IA
- Contrarius Investment Management (Bermuda) Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Bermuda (D0); member of a group; sole voting power 0; shared voting power 702,768; sole dispositive power 0; shared dispositive power 702,768; aggregate amount beneficially owned 702,768 (8.9% of the class)
  Comment: Equivalent to IA

## Item 1. Issuer
Name of issuer: QVC GROUP, INC.
Address of issuer's principal executive offices: 1200 Wilson Dr., West Chester, Pennsylvania 19380

## Item 2. Person Filing
Name of person filing: Contrarius Investment Management Limited and Contrarius Investment Management (Bermuda) Limited
Address of principal business office or, if none, residence:
Contrarius Investment Management Limited - 2 Bond Street, St Helier, Jersey, JE2 3NP, Channel Islands.
Contrarius Investment Management (Bermuda) Limited - Waterloo House 100 Pitts Bay Road, Pembroke, HM 08 Bermuda
Citizenship:
Contrarius Investment Management Limited is a company organized under the laws of Jersey, Channel Islands.
Contrarius Investment Management (Bermuda) Limited is a company organized under the laws of Bermuda.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI), group (OO)
Type of institution (non-U.S. institution) or other detail: Equivalent to IA.

## Item 4. Ownership
Amount beneficially owned: 702,768
Percent of class: 8.9
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 702,768
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 702,768

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Other persons have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 702,768 shares of Series A Common Stock of QVC Group, Inc. beneficially owned by Contrarius Investment Management Limited and Contrarius Investment Management (Bermuda) Limited.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Contrarius Investment Management Limited and Contrarius Investment Management (Bermuda) Limited are together making this filing because they may be deemed to constitute a "group" for the purposes of section 13(d)(3) of the Act.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Contrarius Investment Management Limited and Contrarius Investment Management (Bermuda) Limited is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Contrarius Investment Management Ltd: /s/ Thomas Daniel Perkins, Thomas Daniel Perkins / Director (08/11/2026)
- Contrarius Investment Management (Bermuda) Ltd: /s/ Matt de Kock, Matt de Kock / Director (08/11/2026)